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10027851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Affina Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Midland Avenue
(No. and Street)

Rye (City) NY (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Huy 888-423-3462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance, Robert A
(Name – *if individual, state last, first, middle name*)

585 Kings Highway East (Address), Fairfield (City), CT (State) 06825 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/9/2010

OATH OR AFFIRMATION

I, Michael Ambrose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affina Brokerage Services, LLC, as of February 25th, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY M. CERBONE
Notary Public, State of New York
No. 4924?73
Qualified in Westchester County
Commission Expires 4/4/12

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Affina Brokerage Services, LLC
(A wholly-owned subsidiary of USAlliance Federal Credit Union)

Statement of Financial Condition

For the year ended
December 31, 2009

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Statement of Financial Condition
December 31, 2009

Contents

Robert A. Vance, CPA, LLC
565 Kings Highway East
Fairfield, CT 06825
203-384-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Affina Brokerage Services, LLC
Rye, NY

To the Manager:

We have audited the accompanying statement of financial condition of Affina Brokerage Services, LLC (A wholly-owned subsidiary of USAlliance Federal Credit Union) as of December 31, 2009 and December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Affina Brokerage Services, LLC as of December 31, 2009 and December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Robert A Vance, CPA, LLC

Fairfield, CT
February 23, 2010

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Statement of Financial Condition

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
ASSETS		
Cash and cash equivalents	$ 579,012	$ 539,157
Certificates of deposits at market value	99,000	198,000
Interest receivable and other assets	27,879	53,795
Interest bearing cash on deposit with clearing organization	25,578	25,578
Receivable due from parent company	25,056	28,808
Prepaid expenses	31,947	34,533
Equipment, net of accumulated depreciation	1,356	2,697
Total assets	$ 789,827	$ 882,568
LIABILITIES AND EQUITY		
Accounts Payable and accrued expenses	$ 29,508	$ 35,019
Total liabilities	29,508	35,019
Member's Equity		
Contributed capital	956,727	956,727
Accumulated deficit	(196,408)	(109,178)
Total member's equity	760,319	847,549
Total liabilities and member's equity	$ 789,827	$ 882,568

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Notes to Financial Statements
December 31, 2009

1. Nature of Organization

Affina Brokerage Services, LLC (the Company) is a one-member limited liability company and a wholly-owned subsidiary of USAlliance Federal Credit Union (USAlliance). The Company receives commissions for executing and clearing trades for USAlliance, which acts as nominee for its members. Additionally, the Company receives commission from other customers for whom it acts as an introductory broker on a fully-disclosed basis. The Company also provides to USAlliance certain portfolio administrative functions for which the Company receives a monthly administrative fee of $5,000 and reimbursement for a percentage of its personnel costs and other costs.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current and expected future events, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and all highly liquid instruments with an original maturity of less than three months to be cash equivalents.

Securities Transactions

Securities transactions of customers are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Income Taxes

The Company has elected disregarded -entity status for federal and state income tax purposes and, therefore, pays no income tax at the Company level.

3. Related Party Transactions

The statement of operations includes USAlliance administrative fees and commissions of $207,329.77 and $55,604.33, respectively. Such administrative fees paid to the Company by USAlliance are pursuant to "Support Services Agreement". The agreement became effective October 31, 2000, and can be terminated by either party upon giving 60 days' notice.

The agreement also provides that USAlliance provide the Company with accounting support and office space for a monthly fee. During the year ended December 31, 2009, the Company paid USAlliance $28,840 in accordance with this provision of the agreement.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions, the Company is required to maintain a minimum net capital, as defined, under such provisions of $250,000. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company's net capital is $621,156, net capital requirement is $250,000, and ratio of aggregate indebtedness to net capital is 4.75%.

5. Employee Benefits

The Company's employees are allowed to participate in a 401(k) pension plan (sponsored by USAlliance) that allows the Company's employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Costs of the plan are accrued and funded on a current basis. The 401(k) plans cost for the year ended December 31, 2009 and 2008 were $5,678.26, and $9,096.21 respectively.

Effective December 31, 2007, a non-contributory, defined benefit pension plan sponsored by USAlliance was terminated. No further accruals were made for this plan.

6. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of agent in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2009, did not have a material adverse effect on the financial statements of the Company.

As of December 31, 2009, the Company provided its transaction services solely to USAlliance members. The Company is also reimbursed for certain expenses by USAlliance. As such, the Company's business is reliant upon its relationship with USAlliance.

Affina Brokerage Services, LLC
(A wholly-owned subsidiary of USAlliance Federal Credit Union)

Financial Statements
(Confidential per Rule 17a-5(e)(3))

For the year ended
December 31, 2009

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

For the Year ended December 31, 2009

Contents

Robert A. Vance, CPA, LLC
565 Kings Highway East
Fairfield, CT 06825
203-384-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager
Affina Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Affina Brokerage Services, LLC (a wholly-owned subsidiary of USAlliance Federal Credit Union) as of December 31, 2009, and 2008, and the related statements of operations, changes in member's equity, and cash flows for each of the years in the two years period ended December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. We also have audited 's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Affina Brokerage Services, LLC's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affina Brokerage Services, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Affina Brokerage Services, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Robert A Vance, CPA, LLC

Fairfield, CT
February 23, 2010

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Statement of Financial Condition

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
ASSETS		
Cash and cash equivalents	$ 579,012	$ 539,157
Certificates of deposits at market value	99,000	198,000
Interest receivable and other assets	27,879	53,795
Interest bearing cash on deposit with clearing organization	25,578	25,578
Receivable due from parent company	25,056	28,808
Prepaid expenses	31,947	34,533
Equipment, net of accumulated depreciation	1,356	2,697
Total assets	$ 789,827	$ 882,568
LIABILITIES AND EQUITY		
Accounts Payable and accrued expenses	$ 29,508	$ 35,019
Total liabilities	29,508	35,019
Member's Equity		
Contributed capital	956,727	956,727
Accumulated deficit	(196,408)	(109,178)
Total member's equity	760,319	847,549
Total liabilities and member's equity	$ 789,827	$ 882,568

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Statement of Operations

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Revenues		
Commissions	$ 55,604	$ 59,583
Administrative fees	207,330	340,774
Interest	7,358	24,944
Other	16,433	19,113
Total Revenues	$ 286,725	$ 444,415
Expenses		
Personnel costs	$ 209,128	$ 266,704
Clearing fees and related expenses	57,684	80,742
Professional Fees	55,900	76,390
License Fees	22,864	25,997
Other administrative costs	26,742	36,845
Depreciation	1,637	2,887
Total Expenses	$ 373,955	$ 489,565
Net Income (Loss)	$ (87,230)	$ (45,151)

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Statement of Changes in Member's Equity

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Contributed Capital		
Opening balance (January 1)	$ 956,727	$ 956,727
Capital contributed by member during year	-	-
Ending balance (December 31)	$ 956,727	$ 956,727
Accumulated Deficit		
Opening balance (January 1)	$ (109,178)	$ (64,027)
Net income (loss)	(87,230)	(45,151)
Ending balance (December 31)	$ (196,408)	$ (109,178)
Total Members Equity		
Opening Balance (January 1)	$ 847,549	$ 892,700
Capital contributed by member during year	-	-
Net income (loss)	(87,230)	(45,151)
Total Member's Equity	**$ 760,319**	**$ 847,549**

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Statement of Cash Flows

	For the Year Ended December 31, 2009	For the YEar Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (87,230)	$ (45,151)
Adjustments to reconcile Net Income (Loss) to net Cash Provided by (used in) operating activities:		
Depreciation and Amortization	1,637	2,887
Losses (Gains) on sales of Fixed Assets	-	-
Decrease (Increase) in Operating Assets:		
Receivable due from paremt company	3,753	4,920
Prepaid Expenses	2,585	1,072
Interest receivable and other assets	25,917	(18,788)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses	(5,511)	(547)
Total Adjustments	28,381	(10,456)
Net Cash Provided By (Used in) Operating Activities	(58,849)	(55,607)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures	(296)	-
Net change of certificates of deposit	99,000	340,000
Net Cash Provided By (Used In) Investing Activities	98,704	340,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock	-	-
Net Cash Provided By (Used In) Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	39,855	284,393
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	539,157	254,764
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 579,012	$ 539,157

See Accountant's Compilation Report

1. Nature of Organization

Affina Brokerage Services, LLC (the Company) is a one-member limited liability company and a wholly-owned subsidiary of USAlliance Federal Credit Union (USAlliance). The Company receives commissions for executing and clearing trades for USAlliance, which acts as nominee for its members. Additionally, the Company receives commission from other customers for whom it acts as an introductory broker on a fully-disclosed basis. The Company also provides to USAlliance certain portfolio administrative functions for which the Company receives a monthly administrative fee of $5,000 and reimbursement for a percentage of its personnel costs and other costs.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current and expected future events, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and all highly liquid instruments with an original maturity of less than three months to be cash equivalents.

Securities Transactions

Securities transactions of customers are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Income Taxes

The Company has elected disregarded-entity status for federal and state income tax purposes and, therefore, pays no income tax at the Company level.

3. Related Party Transactions

The statement of operations includes USAlliance administrative fees and commissions of $207,329.77 and $55,604.33, respectively. Such administrative fees paid to the Company by USAlliance are pursuant to "Support Services Agreement". The agreement became effective October 31, 2000, and can be terminated by either party upon giving 60 days' notice.

The agreement also provides that USAlliance provide the Company with accounting support and office space for a monthly fee. During the year ended December 31, 2009, the Company paid USAlliance $28,840 in accordance with this provision of the agreement.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions, the Company is required to maintain a minimum net capital, as defined, under such provisions of $250,000. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company's net capital is $621,156, net capital requirement is $250,000, and ratio of aggregate indebtedness to net capital is 4.75%.

5. Employee Benefits

The Company's employees are allowed to participate in a 401(k) pension plan (sponsored by USAlliance) that allows the Company's employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Costs of the plan are accrued and funded on a current basis. The 401(k) plans cost for the year ended December 31, 2009 and 2008 were $5,678.26, and $9,096.21 respectively.

Effective December 31, 2007, a non-contributory, defined benefit pension plan sponsored by USAlliance was terminated. No further accruals were made for this plan.

6. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of agent in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2009, did not have a material adverse effect on the financial statements of the Company.

As of December 31, 2009, the Company provided its transaction services solely to USAlliance members. The Company is also reimbursed for certain expenses by USAlliance. As such, the Company's business is reliant upon its relationship with USAlliance.

Supplemental Schedules

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Computation of Net Capital Pursuant to Rule 15c3-1

		For the Year Ended December 31, 2009
Computation of Net Capital		
Total member's equity from statement of financial condition	$	760,319
Deductions and/or changes:		
Non-allowable assets (see Exhibit)		(69,040)
Less excess fidelity bond deductible		(70,000)
Net capital before haircuts on security positions		621,279
Haircuts on security positions		(124)
Net capital	$	621,155
Computation of Basic Net Capital Requirement		
Minimum net capital required: 6-2/3% of $ 29,507.63	$	1,967
Minimum dollar net capital requirement of reporting broker/dealer	$	250,000
Excess net capital requirement	$	371,155
Excess net capital at 1000%	$	624,105
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	29,508
Percentage of aggregate indebtedness to net capital		4.75%

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of December 31, 2009

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

For Computation of Net Capital Pursuant To Rule 15c3-1 (Continued)

		For the Year Ended December 31, 2009
Exhibit of Non-Allowable Assets		
Interest receivable	$	301
Receivable due from parent company		25,056
Depository Trust corp		10,000
Prepaid expenses		31,947
Property and equipment		1,356
NASD CRD account		370
Special account		10
Total Non-Allowable Assets	**$**	**69,040**

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Computation for Determination of Reserve Requirements
As of December 31, 2009

Credit Balance	$ -
Debit Balance	$ -

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of December 31, 2009

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Affina Brokerage Services, LLC
(A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2009

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of December 31, 2009 for which instructions to reduce possession or control had been issued as of December 31, 2009 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

None.

A. Number of items

None.

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009 excluding items arising from "temporary lags which resulted from normal operations" as permitted under Rule 15c3-3.

None.

A. Number of items

None.

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS report as of December 31, 2009

Robert A. Vance, CPA, LLC
565 Kings Highway East
Fairfield, CT 06825
203-384-1040

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Manager
Affina Brokerage Services, LLC

In planning and performing our audit of the financial statements of Affina Brokerage Services, LLC (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtednes s (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the

objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager of the LLC, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert A Vance, CPA, LLC
Fairfield, CT

February 23, 2010